Virgin Orbit Holdings, Inc.
4022 E. Conant St.
Long Beach, CA 90808

August 2, 2022

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-6010
Attention: Gregory Herbers

Re:	Virgin Orbit Holdings, Inc.
Registration Statement on Form S-1
File No. 333-266340

Ladies and Gentlemen:

In accordance with Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the above-referenced Registration Statement on Form S-1 (the “Registration Statement”) of Virgin Orbit Holdings, Inc. (the “Company”). We respectfully request that the Registration Statement become effective as of 4:00 p.m. Eastern Time on August 4, 2022, or as soon as practicable thereafter. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Latham & Watkins LLP, by calling Drew Capurro at (714) 755-8008 or, in his absence, Katie Lovejoy at (212) 906-1882.

Thank you for your assistance in this matter.

Very truly yours,

VIRGIN ORBIT HOLDINGS, Inc.

By:	/s/ Derrick Boston
Derrick Boston
Chief Legal Officer

cc:	Dan Hart, Virgin Orbit Holdings, Inc.
Brita O’Rear, Virgin Orbit Holdings, Inc.
Drew Capurro, Latham & Watkins LLP
Katie Lovejoy, Latham & Watkins LLP